VIA EDGAR

September 9, 2022

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management—Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:

TIAA-CREF Funds (“TCF”) Registration Statement on Form N-14 (File Nos. 333-266644 and 811-09301) Related to the Reorganization of Nuveen International Growth Fund (“Target Fund”) into TIAA-CREF International Opportunities Fund (“Acquiring Fund”)

Dear Ms. Vroman-Lee:

On behalf of TCF, this document responds to comments you relayed to us on August 30, 2022 from you and your accounting colleague, Jason Fox, regarding TCF’s Registration Statement filing on Form N-14 with the Securities and Exchange Commission (“SEC”) (the “initial filing”). We are filing this response on EDGAR related to the effectiveness of the initial filing on September 7, 2022 and in advance of the subsequent filing of definitive materials under Rule 497 of the Securities Act of 1933 (the “definitive filing”). The main purposes of the N-14 are to register shares for the reorganization of the Target Fund into the Acquired Fund and to provide information to Target Fund shareholders about the Acquired Fund in advance of its shareholder meeting on the reorganization. Capitalized terms used herein are defined the same as in the initial filing.

Accounting Comments

1.	Please include hyperlinks on all references to documents incorporated by reference.

We have added hyperlinks to documents incorporated by reference into the N-14.

2.	Please update the capitalization tables to a date within 30 days of the definitive filing date.

We have updated the capitalization tables to August 29, 2022.

3.	Please add Financial Highlights for both the Target Fund and the Acquiring Fund.

We have not added Financial Highlights for either the Target Fund or the Acquiring Fund to the N-14, as both of their most recent annual and semi-annual shareholder reports, which include such Financial Highlights, have been incorporated by reference into the N-14. We do not believe Form N-14 otherwise requires the inclusion of such Financial Highlights.

4.	Please confirm in correspondence that no disclosures are required in the N-14 per Regulation S-X 6-11(d)(1)(ii) and (iii).

We can confirm that we believe that no disclosures are required in the N-14 to satisfy Regulation S-X 6-11(d)(1)(ii) and (iii).

5.

Please consider stating that the Reorganization will not result in: (1) a material change in the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund and (2) a material change in the Target Fund’s accounting policies.

We have added the following to the N-14 under “Additional Information”:

“The Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. As a result, a schedule of investments of the Target Fund modified to show the effects of the change is not required and is not included. Notwithstanding the foregoing, changes may be made to the Target Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization.

There are no material differences in the accounting policies of the Target Fund as compared to those of the Acquiring Fund.”

Legal Comments

6.

With respect to those Class R6 shares of the Target Fund held by the Lifecycle Funds that are proposed to be exchanged for Class W shares in the Reorganization, the waiver of all of management fees for Class W shares does not appear to comply with Rule 18f-3 under the Investment Company Act of 1940. Please see Sec. Rel. IC-20915 (Feb. 23, 1995). Please remove the Class W management fee waiver or explain in correspondence why it complies with Rule 18f-3.

We respectfully assert that the Class W management fee waiver/reimbursement arrangement is entirely consistent with Rule 18f-3 under the 1940 Act. We note that TCF first registered and offered Class W shares in 20181 in reliance on a SEC staff no-action letter.2 In that letter, the staff provided no-action assurance to a fund complex and its adviser so that the adviser could form a new share class for multiple “underlying funds” for the express purpose of reallocating to an “investing fund” the management fee paid to the adviser by an underlying fund without obtaining investing fund shareholder approval, notwithstanding Section 15(a) of the 1940 Act.3 The Class W management fee waiver/reimbursement arrangement, including the formation of Class W solely for the

1            Importantly, we note that this comment is the first time the SEC staff has ever questioned the permissibility of Class W, notwithstanding that the staff reviewed and commented on multiple post-effective amendments to TCF’s registration statement relating to the registration and offering of Class W since 2018. See, e.g., Letter from John M. McCann to Jaea Hahn, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 111 (July 26, 2018).

2            SEC No-Action Letter, American Century Investment Management, Inc. (pub. avail. Dec. 20, 2016) (the “American Century Letter”).

3            The American Century Letter explicitly contemplated that the underlying funds’ new share class with a waived management fee would be available to both investing funds-of-funds and other clients of the adviser.

purpose of implementing the arrangement, is materially the same as the arrangement set forth in the American Century Letter.

Rule 18f-3 under the 1940 Act allows funds to issue multiple classes of shares.4 The Rule allows different classes to pay a different share of expenses incurred in different amounts by the classes, or if the class receives services of a different kind or to a different degree. The Rule provides that different classes of a fund may not pay different management fees (with a limited exception for performance fees) or custody fees.5 However, Rule 18f-3 specifically contemplates that “[e]xpenses may be waived or reimbursed by the [fund’s] adviser, underwriter, or any other provider of services to the [fund].”6 The SEC’s administrative history of this provision makes it clear that these waivers need not be limited to class-level expenses, but can apply to fund-wide expenses, such as management or custody fees. Indeed, the SEC explicitly considered and decided against limiting waivers to class-level expenses, and, in so doing, acknowledged waivers that could touch on management fees.

The Rule 18f-3 Adopting Release stated:

As adopted, rule 18f-3(b) expressly allows a fund’s underwriter, adviser, or other provider of services to waive or reimburse the expenses of a specific class or classes. The proposal . . . would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees. Despite the prohibition on differential waivers of fund expenses, fund sponsors could have achieved the same result indirectly by waiving or reimbursing class expenses. Therefore, the Commission is deleting the restrictions on waivers in the final rule. This modification is not intended to allow reimbursements or waivers to become de facto modifications of the fees provided for in advisory or other contracts so as to provide a means for cross-subsidization between classes. Consistent with its oversight of the class system and its independent fiduciary obligations to each

4            Rule 18f-3 provides an exemption from Section 18(f)(1) of the 1940 Act, which prohibits an open-end investment company from issuing “any class of senior security.” Section 18(g) of the 1940 Act defines “senior security” to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Prior to the adoption of Rule 18f-3, funds could not issue two or more classes of shares representing interests in the same portfolio of securities without obtaining an exemptive order from these provisions. See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Rel. No. 20915 (Feb. 23, 1995) (“Rule 18f-3 Adopting Release”).

5            See Rule 18f-3(a)(1)(ii) and (iii) (emphasis added). By way of background, the practical ability of a fund to implement differentiated waivers historically was limited by U.S. federal income tax rules, in that funds were not permitted to pay a dividend to one investor that was preferential to another, and the Internal Revenue Service considered differences in management fees to be a preferential dividend. However, in 2010, the Regulated Investment Company Modernization Act of 2010 repealed the application of the preferential dividend rule to “publicly offered” funds, effective for dividend distributions made with respect to taxable years of publicly offered funds beginning after December 22, 2010. See § 307 of the Regulated Investment Company Modernization Act of 2010. Thus, there are no U.S. federal income tax rules that should limit a publicly offered fund from applying different levels of management fees to different classes of a publicly offered fund’s shares.

6            See Rule 18f-3(b).

class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.7

This authority shows that differential waivers for different classes are permissible provided that one class does not subsidize the management fees of another class. Supporting this view, the American Century Letter is again relevant. In the reallocation of management fees to their funds-of-funds, the incoming letter was explicit that the underlying funds intended to waive management fees of the class of the underlying funds that would be dedicated to their funds-of-funds and a party to their reallocation arrangement. That letter did not address Rule 18f-3, but the waiver for the dedicated class of the underlying funds was such a key fact that the SEC staff could not have ignored this issue if it was counter to their view of a permissible waiver for a class.

Accordingly, we believe that the Class W management fee waiver/reimbursement arrangement is entirely consistent with Rule 18f-3. As applied to the Acquiring Fund, each class of the Acquiring Fund, including Class W, is charged the same management fee rate. For Class W, the adviser waives its management fee; for the other classes of the Acquiring Fund, the adviser collects its management fee.

Analysis must then turn to whether the Class W management fee waiver/reimbursement arrangement results in cross-subsidization of Class W by the other classes of the Acquiring Fund. In this regard, the TCF Board of Trustees has implemented policies and procedures to provide a mechanism to assess whether the management fee for Class W of the Acquiring Fund is being subsidized by other classes of the Acquiring Fund.8 In this regard, we believe it is important that: (1) the adviser receives compensation for the management services attributable to Class W of the Acquiring Fund at the level of the investing funds-of-funds pursuant to a contractual arrangement; and (2) there has not been any increase in the management fees for the remaining classes of the Acquiring Fund following the implementation of Class W in 2018.

7             Rule 18f-3 Adopting Release (emphasis added) (footnotes omitted).

8             Under these policies and procedures, the relevant factors for analyzing whether the management fees of Class W of the Acquiring Fund are being subsidized by other class(es) of the Acquiring Fund include: (i) whether the Class W’s management fee is functionally borne all or in part by the investing funds-of-funds, for which all or a portion of the management fees paid by the investing funds-of-funds can reasonably be regarded as direct or indirect compensation for the advisory services provided by the adviser to Class W, and, to the extent such fees are functionally borne all or in part by an investing fund-of-funds, it can therefore evidence a lack of subsidy by other classes of the Acquiring Fund; (ii) whether the management fees of other share classes of the Acquiring Fund apart from Class W increased after Class W’s inception, which could evidence a subsidy by other classes; (iii) whether the TCF Board of Trustees has approved the Acquiring Fund’s advisory agreement consistent with Section 15 of the 1940 Act, and in doing so, has considered the reasonableness of the Acquiring Fund’s contractual management fees and the profitability of the Acquiring Fund to the adviser, which could evidence a lack of a subsidy by other classes of the Acquiring Fund; and (iv) whether a direct or indirect fee, payable to the adviser or its affiliates, other than a management fee, was introduced after Class W’s inception for other classes of the Acquiring Fund, which could, under certain circumstances, evidence a subsidy of the advisory services provided to Class W.

For all of the reasons set forth above, we respectfully assert that the Class W management fee waiver/reimbursement arrangement is entirely consistent with Rule 18f-3 under the 1940 Act.

7.	Please ensure that all fees potentially payable by Target or Acquiring Fund shareholders due to the Reorganization are disclosed in the N-14.

We believe that all such fees have been disclosed in the N-14.

8.	Please provide an explanation in correspondence for the relatively high percentage of the Target Fund that will be repositioned (78%) given the similarity of the Target and Acquiring Funds.

Both Funds’ strategies target companies within the MSCI ACWI Ex-US Index which includes more than 2,200 securities at present. Despite similarities in investment objectives and investment restrictions, the high number of securities eligible for both strategies has led to a lower level of overlap. Additionally, the Target Fund allocates more to giant and large cap names, with a focus on core and growth. The Acquiring Fund has a larger allocation towards value, plus higher exposure to mid cap names when compared to the Target Fund. The Acquiring Fund also has a larger allocation to information technology and consumer discretionary sectors. These are the reasons for the estimate in the N-14 that approximately 78% of the Target Fund’s securities would need to be sold if the Reorganization had taken place on April 30, 2022.

9.	When referring shareholders to tiaa.org for additional information, please provide a more specific website address to find such information?

We have replaced references to tiaa.org that referred shareholders there for additional information with more specific web addresses.

10.	Please provide in correspondence the section missing from the initial filing of the N-14 entitled “Approval of the Proposed Reorganization by the Board of Trustees of the Target Trust.”

Here is such disclosure:

“Approval of the Proposed Reorganization by the Board of Trustees of the Target Trust

Based on the considerations described below, the Board of Trustees of the Target Trust, all of whom are not “interested persons” as that term is defined in the 1940 Act (the “Target Board”; the Trustees of the Target Board are referred to as the “Target Board Members”), determined that the Reorganization would be in the best interests of the Target Fund and that the interests of the existing shareholders of the Target Fund would not be diluted as a result of the Reorganization. At a meeting held on August 3, 2022 (the “August Meeting”), the Target Board approved the Reorganization on behalf of the Target Fund and recommended that shareholders of the Target Fund vote in favor of the Reorganization.

The Target Fund and the Acquiring Fund are managed by affiliated investment advisers. In this regard, Teachers Advisors (the Acquiring Fund’s investment adviser), Nuveen Fund Advisors (the Target Fund’s investment adviser) and Nuveen Asset Management (the Target Fund’s investment sub-adviser) are each wholly-owned subsidiaries of Nuveen, the investment management arm of TIAA. The Reorganization was proposed, in part, as an outgrowth of Nuveen’s larger effort to integrate the investment teams across Nuveen, including the teams that manage the Target Fund and the Acquiring Fund. Consistent with this initiative, and given that the portfolio managers of the Acquiring Fund became the portfolio managers of the Target Fund in June 2022, it is anticipated that the proposed Reorganization would help eliminate inefficiencies and potential confusion in the marketplace derived from maintaining similar international equity funds. The Reorganization also would provide shareholders of the Target Fund with the opportunity to continue their investment in an international equity fund with investment strategies that are similar, but which differ in certain respects. In addition, the Reorganization would provide Target Fund shareholders with the opportunity to benefit from expected cost savings as a result of the anticipated lower total annual operating expenses of the Acquiring Fund.

Leading up to the August Meeting, the Target Board Members considered information regarding the proposed Reorganization. In addition, prior to the August Meeting, the Target Board Members requested through independent legal counsel information and received extensive materials regarding the Reorganization prepared by Nuveen Fund Advisors. The materials addressed a variety of topics including, among other things, the terms of the Reorganization and its rationale; the organizational and governance structure of the Acquiring Fund and the Acquiring Trust and the background of the trustees and principal officers of the Acquiring Trust; the nature, quality and extent of advisory, administrative and other services Teachers Advisors provides to the Acquiring Fund; the key personnel who provide services to the Acquiring Fund, including portfolio managers and their respective experience and qualifications; the Acquiring Fund’s and Teachers Advisors’ compliance program; the risk management program of Teachers Advisors; the other service providers of the Acquiring Fund, including the custodian and transfer agent; the anticipated benefits and detriments (if any) of the Reorganization; the differences in the class structure of the Acquiring Fund and of the Target Fund; certain performance history of the Acquiring Fund compared to the performance of the Target Fund; the fees and expenses of the Acquiring Fund compared to the fees and expenses of the Target Fund, including the estimated fees and expenses of the Acquiring Fund following the Reorganization; the investment objectives, principal strategies and principal risks of the Acquiring Fund compared to those of the Target Fund; the anticipated repositioning of the portfolio of the Target Fund and its potential tax implications for Target Fund shareholders; the differences in the rights of Target Fund shareholders and of Acquiring Fund shareholders; the estimated costs of the Reorganization and the bearer of such costs; the anticipated tax-free nature of the Reorganization; and the alternatives considered to the Reorganization. The Target Board Members met at the August Meeting to further consider the proposed Reorganization and related materials. The Target Board Members had the benefit of independent legal counsel throughout the process and a memorandum from independent legal counsel outlining their fiduciary duties and legal standards in considering reorganizations between affiliated funds.

At the August Meeting, the Target Board Members approved the Reorganization, determining that the Reorganization would be in the best interests of the Target Fund and that the interests of the existing shareholders of the Target Fund would not be diluted as a result of the Reorganization. In deciding to approve the Reorganization, the Target Board Members did not identify a particular factor as determinative, but rather the decision reflected the comprehensive consideration of all information presented, and each Target Board Member may have attributed different weights to the various factors and information considered in connection with the approval process. Based on the foregoing, the Target Board considered the following factors, among others, in approving the Reorganization and recommending that shareholders of the Target Fund approve the Reorganization:

•    an analysis of the services and capabilities of Teachers Advisors;

•    the compatibility of the Funds’ investment objectives, principal investment strategies and related risks;

•    the portfolio management of the Acquiring Fund;

•    the investment performance of the Acquiring Fund and the Target Fund;

•    the relative sizes of the Funds;

•    the current fees and expenses of the Target Fund compared to the fees and expenses of the Acquiring Fund, including applicable contractual expense caps;

•    the anticipated federal income tax-free nature of the Reorganization;

•    the expected direct costs of the Reorganization and that shareholders of the Target Fund were not expected to bear such costs of the Reorganization;

•    the terms of the Reorganization, including provisions designed to avoid dilution of the interests of shareholders of the Target Fund;

•    the effect of the Reorganization on shareholder rights;

•    information regarding the trustees and principal officers of the Acquiring Trust and the service providers of the Acquiring Fund;

•    alternatives to the Reorganization; and

•    any potential benefits of the Reorganization to Nuveen Fund Advisors and its affiliates as a result of the Reorganization.

Analysis of the Capabilities and Services of Teachers Advisors

As noted above, the Acquiring Fund is advised by Teachers Advisors, an affiliate of Nuveen Fund Advisors, the investment adviser to the Target Fund. The Target Board Members considered the capabilities as represented to them and services provided by Teachers Advisors to the Acquiring Fund. With respect to portfolio management services, the Target Board Members noted that unlike the Target Fund which uses a sub-adviser, Nuveen Asset Management, to provide portfolio management services, the Acquiring Fund does not use an adviser/sub-adviser structure and therefore Teachers Advisors provides the portfolio management services directly to the Acquiring Fund. At the August Meeting, the Target Board Members considered the experience and qualifications of the portfolio managers to the Acquiring Fund and were aware that, in June 2022, such portfolio managers replaced the Target Fund’s prior portfolio managers.

In addition to portfolio management services, the Target Board Members considered the breadth and quality of other administrative or non-advisory services provided by Teachers Advisors, which include, among other things, overseeing the provision of certain administrative services necessary for the operation of the Acquiring Fund, including providing office space, equipment and facilities for maintaining the Acquiring Fund and supervising the relationships with other service providers, including custodians, administrators, transfer and pricing agents, accountants, auditors, underwriters and other persons; developing management and shareholder services; and furnishing reports, evaluations and analysis on various subjects. The Target Board Members considered that Nuveen Fund Advisors provides various administrative services to the Target Fund pursuant to its investment advisory agreement with the Target Fund, whereas Teachers Advisors provides certain administrative services and performs certain oversight responsibilities pursuant to a separate administrative services agreement on an at cost basis. The Target Board Members also reviewed information regarding the Acquiring Fund’s and Teachers Advisors’ compliance program, including the risk management process and background and qualifications of their chief compliance officers, and an assessment of the compliance program by the Target Fund’s chief compliance officer and his predecessor. The Target Board Members also took into account Nuveen Fund Advisors’ representations that the services provided to the Acquiring Fund by Teachers Advisors are substantially similar to the services provided to the Target Fund by Nuveen Fund Advisors and Nuveen Asset Management, and Nuveen Fund Advisors does not expect that the shareholders of the Target Fund will experience any diminution of advisory or other services as a result of the Reorganization.

Aside from the advisory and administrative services provided to the Acquiring Fund, the Target Board Members also noted that the Target Fund is distributed primarily through third-party intermediaries which require applicable agreements. The Target Board Members considered Nuveen Fund Advisors’ representation that Nuveen and its distribution teams would work with various third-party intermediaries to enter into new agreements or amend existing agreements as necessary to help ensure that existing distribution and shareholder service arrangements for the Target Fund would be carried over to the Acquiring Fund.

Compatibility of Investment Objectives, Principal Investment Strategies and Related Risks

Based on the information presented, the Target Board Members considered that the investment objective of the Target Fund is to seek long-term capital appreciation, while the investment objective of the Acquiring Fund is to seek a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of foreign issuers. The Target Board Members further recognized that in pursuit of their investment objectives, both the Target Fund and the Acquiring Fund invest primarily in equity securities of non-U.S. issuers. However, the

Target Board Members also recognized that the Funds’ principal investment strategies differ in certain respects. In particular, the Target Fund invests, under normal market conditions, at least 80% of its net assets in non-U.S. equity securities, whereas the Acquiring Fund has not adopted a similar 80% policy, but invests in a number of foreign markets and, at a minimum, in at least three countries outside the U.S. Furthermore, the Target Fund may invest up to 30% of its net assets in companies located in emerging market countries, whereas the Acquiring Fund may invest without limit in emerging market countries. With respect to comparability of risks, the Target Board Members recognized that although an investment in each Fund is subject to many of the same principal risks (e.g., foreign investment risk, emerging markets risk and market risk), there are some differences in the principal risks between the Funds.

Portfolio Management

As described above, although the Target Fund and Acquiring Fund have different investment advisers and the Target Fund has an investment sub-adviser, the Funds’ investment advisers and the Target Fund’s investment sub-adviser are affiliated persons. Further, as noted above, the Target Board Members recognized that the portfolio managers of the Acquiring Fund have also been the portfolio managers of the Target Fund since June 2022 and have reviewed the experience and qualifications of such portfolio managers.

Investment Performance

As part of its evaluation of the proposed Reorganization, the Target Board Members reviewed the performance history of each Fund. The Target Board Members considered, among other things, the returns for each class of the Target Fund compared to the applicable class of the Acquiring Fund for the year-to-date and one-, three- and five-year periods ended June 30, 2022 and the calendar year returns for each calendar year from 2017 through 2021. The performance data of certain classes that did not exist for certain periods, however, was based on the performance of another class. The Target Board Members also considered the Target Fund’s and Acquiring Fund’s performance relative to its benchmark and ranking in its Morningstar category over specified periods. The Target Board Members observed, among other things, that the performance of the Retail Class of the Acquiring Fund was generally comparable to or outperformed the performance of Class A of the Target Fund for the one-, three-, and five-year periods ended June 30, 2022. In addition, for the calendar years from 2017 through 2021, the Retail Class of the Acquiring Fund outperformed Class A of the Target Fund for each calendar year other than 2017. The Target Board Members recognized that the performance of the other classes of the Target Fund and Acquiring Fund was substantially similar to that of the Class A shares and Retail Class shares of the Target Fund and Acquiring Fund, respectively, as they invest in the same portfolio of securities of the applicable Fund and differences in performance would be principally attributed to the variation in their expense structures.

Relative Sizes

The Target Board noted that the Acquiring Fund and the Target Fund were similar in size and that combining the Funds would create a larger fund which would provide additional benefits to shareholders of the Target Fund as fixed operating expenses would be spread over the larger asset base of the combined fund following the Reorganization. See “Fees and Expense Ratios” below.

Fees and Expense Ratios

The Target Board Members considered the fees and expense ratios of each class of the Target Fund compared to the fees and expenses of the corresponding class of the Acquiring Fund the Target Fund shareholders will receive (including estimated expenses of the Acquiring Fund following the Reorganization). In this regard, the Target Board Members recognized that pursuant to the Reorganization, holders of Class A and Class C shares of the Target Fund will receive the Acquiring Fund’s Retail Class shares and holders of Class I shares of the Target Fund will receive the Acquiring Fund’s Advisor Class shares. The TIAA-CREF Lifecycle Funds that hold Class R6 shares of the Target Fund will receive Class W shares of the Acquiring Fund and all other holders of the Target Fund’s Class R6 shares will receive the Acquiring Fund’s Institutional Class shares because they are ineligible to receive Class W shares.

The Target Board Members noted that the management fee rate of the Acquiring Fund was lower than the management fee rate of the Target Fund. In addition, the estimated gross and net annual operating expense ratios of each class of the Acquiring Fund following the Reorganization were lower than the gross and net annual operating expense ratios, respectively, of the applicable class of the Target Fund. Although all shareholders of the Target Fund are expected to experience lower expenses as a result of the Reorganization, the Target Board Members also recognized, as indicated above, that holders of Class A and Class C shares of the Target Fund would receive Retail Class shares of the Acquiring Fund. In this regard, the Target Board Members noted that the ongoing 12b-1 distribution and/or service fees of the Retail Class shares of the Acquiring Fund are the same level as the 12b-1 distribution and/or service fees of Class A shares of the Target Fund and are lower than the 12b-1 distribution and/or service fees of Class C shares of the Target Fund. Further, the Advisor Class, Institutional Class and Class W shares of the Acquiring Fund and the Class I and Class R6 shares of the Target Fund do not assess 12b-1 fees. However, the Advisor Class shares of the Acquiring Fund and Class I shares of the Target Fund may pay certain fees to financial intermediaries for certain shareholder services. The Target Board Members further considered the contractual expense caps applicable to the Funds.

In addition, the Target Board Members noted that the Acquiring Fund does not charge a sales load on any classes, unlike Class A and Class C of the Target Fund. More specifically, Class A shares of the Target Fund are subject to a front-end sales load and, under certain limited circumstances, a contingent deferred sales load upon redemption of such shares, and Class C shares of the Target Fund are subject to a contingent deferred sales load if such shares are redeemed within a specified period of time. As shareholders of the Acquiring Fund, Target Fund shareholders will no longer incur such costs in connection with the purchase or redemption of shares of the Acquiring Fund.

Tax Consequences of the Reorganization

The Target Board Members considered the tax implications of the Reorganization. The Target Board Members noted that the Reorganization will be structured with the intention that it qualifies as a tax-free reorganization for federal income tax purposes. The Target Board Members also considered that although the Reorganization will itself be a tax-free transaction, the Target Fund’s portfolio would be repositioned, which may result in increased distributions of capital gains realized in connection with such portfolio repositioning prior to the Reorganization. However, the Target Board Members considered that the repositioning was not expected to result in any significant capital gains to distribute due to the Target Fund’s capital loss carryforwards. The Target Board Members also recognized that with fund reorganizations, applicable tax laws could impose limits on the amount of capital loss carryforwards that the Acquiring Fund may use in any one year.

Costs of the Reorganization

The Target Board Members considered the estimated direct costs of the Reorganization based on information provided to them and noted that Nuveen will pay all direct costs associated with the Reorganization whether or not the Reorganization is ultimately completed. In addition, the Target Board Members considered the estimated transaction costs and the estimated gain or loss due to the repositioning of the Target Fund’s portfolio in connection with the Reorganization. The Target Board Members recognized that the Target Fund and its shareholders would bear the costs of portfolio repositioning.

Dilution

The terms of the Reorganization are intended to avoid dilution of the interests of the existing shareholders of the Target Fund. In this regard, shareholders of the Target Fund will receive shares of the Acquiring Fund having a total net asset value equal to the total net asset value of the shares of the Target Fund surrendered. As noted above, holders of Class A and Class C shares of the Target Fund will receive Retail Class shares of the Acquiring Fund; holders of Class I shares of the Target Fund will receive Advisor Class shares of the Acquiring Fund; the TIAA-CREF Lifecycle Funds that hold Class R6 shares of the Target Fund will receive Class W shares of the Acquiring Fund; and all other Class R6 holders of the Target Fund will receive Institutional Class shares of the Acquiring Fund because they are ineligible to receive Class W shares.

Effect on Shareholder Rights

The Target Board Members further considered that the Target Fund is a series of the Target Trust, a Massachusetts business trust, whereas the Acquiring Fund is a series of the Acquiring Trust, a Delaware statutory trust. The Target Trust and the Acquiring Trust are each governed by its respective Declaration of Trust, and each is subject to applicable state (in addition to federal) law and therefore shareholder rights may differ. The Target Board Members also noted that as shareholders of the Target Fund, such shareholders could exchange their shares for shares in other mutual funds in the Nuveen fund complex. However, as Target Fund shareholders will receive shares of the Acquiring Fund pursuant to the Reorganization, such shareholders may not exchange the Acquiring Fund shares for shares of another Nuveen mutual fund and may not count such Acquiring Fund shares toward any rights of accumulation or letter of intent for purchases of shares of other Nuveen mutual funds. Upon completion of the Reorganization, shareholders of the Target Fund will have the right to exchange shares of the Acquiring Fund received in the Reorganization for shares of the same class of other TIAA-CREF funds.

Information Regarding the Board of Trustees and Service Providers of the Acquiring Trust

The Target Board Members recognized that the Acquiring Trust has its own board of trustees and officers and considered the background of such trustees and the principal officers. In addition, the Target Board Members considered the background and services provided to the Acquiring Fund by various service providers. State Street Bank and Trust Company serves as the custodian for the assets of each Fund and DST Asset Manager Solutions, Inc. serves as the transfer agent and dividend paying agent for each Fund. In addition, the Target Board Members recognized that Nuveen Securities, LLC serves as principal underwriter to each Fund.

Alternatives to the Reorganization

The Target Board Members considered various alternatives, including maintaining the status quo of the Target Fund, repurposing the Target Fund or liquidating the Target Fund. The Target Board Members considered the rationale of Nuveen Fund Advisors for recommending the Reorganization as opposed to the alternatives to the proposed Reorganization. The Target Board Members considered that keeping the status quo was not ideal given that there would be two competing strategies offered in the marketplace by the Target Trust and the Acquiring Trust with differing performance histories. The Target Board Members further considered that any repurposing of the Target Fund may deviate from the original objectives of, and shareholder expectations for, the Target Fund which may lead to redemptions. Finally, the Target Board Members considered that liquidation of the Target Fund was not in the best interests of its shareholders as liquidation would potentially be a taxable event for certain investors.

Potential Benefits to Nuveen Fund Advisors and its Affiliates

The Target Board Members recognized that the Reorganization may result in some benefits and economies for Nuveen Fund Advisors and its affiliates. Although the Target Board Members recognized that Nuveen Fund Advisors would be losing the management fees from the Target Fund, the Target Board Members noted that an affiliate of Nuveen Fund Advisors would be earning additional management fees from the Acquiring Fund as a result of the additional assets under management. The Target Board Members also considered changes in reimbursement obligations taking into account the Funds’ respective expense caps. In addition, the Target Board Members considered that Nuveen and its affiliates may benefit from any cost savings to Nuveen as a result of the elimination of the Target Fund as a separate fund in the Nuveen complex, including efficiencies realized by no longer providing certain services to the Target Fund.

Other Considerations

In considering the Reorganization, the Target Board Members also recognized that many funds in the Nuveen complex pay a management fee comprised of a fund-level and complex-level component each with its own breakpoint schedule, subject to certain exceptions. This structure was adopted in recognition that economies of scale may occur not only when the assets of a particular fund grow but also when assets of a complex grow, and therefore the structure helps provide a means for shareholders to share in the expense savings that may occur as a result of the asset growth of the respective fund or complex. The Target Board Members noted that the Reorganization would result in loss of assets in the Nuveen complex and that a lower asset level for the complex could result in higher management fees for Nuveen Fund Advisors if other Nuveen funds in the Nuveen complex could no longer take advantage of a breakpoint in the complex-wide component fee schedule. To address this concern, Nuveen Fund Advisors has agreed that following the Reorganization, certain assets meeting specified thresholds would be included as eligible assets in calculating the complex-wide component of its management fee for participating Nuveen funds.

Conclusion

The Target Board Members approved the Reorganization, concluding that the Reorganization was in the best interests of the Target Fund and that the interests of the existing shareholders of the Target Fund would not be diluted as a result of the Reorganization. The Target Board Members did not identify any single factor discussed above as all-important or controlling, but considered all such factors together in approving the Reorganization.”

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We believe that this information is responsive to your comments. However, if you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall